

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Michael Krichevcev
Chief Executive Officer
Frontera Group Inc.
8670 W. Cheyenne, Suite 120
Las Vegas, NV 89129

> **Re: Frontera Group Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2014**
> **File No. 333-198524**

Dear Mr. Krichevcev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data that served as the bases for your disclosures in the Industry Background section. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page

4.   Please revise to highlight your cross reference to the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K. Further, please ensure that the legend required by Item 501(a)(7) of Regulation S-K is presented in prominent type

5.   Please revise to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

6.   Please revise to provide all of the disclosure required by Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 5

7.   Please revise the introductory paragraph under this heading to clarify that your summary discusses the key aspects of your offering, such as the company's current operations and summary financial information. See the Instruction to Item 503(a) of Regulation S-K.

Risk Factors, page 8

8.   Please review your risk factors and eliminate those generic risks applicable to any public company or revise accordingly to more pointedly address your business. As an example, we note your general discussion of risks pertaining to compliance with various regulatory and reporting requirements on page 12.

9.   Revise to include a risk factor to make clear, if true, that management does not have any public company experience.

U.S. investors may experience difficulties in attempting to effect service …, page 11

10.   We note your disclosure that your officers and directors are not U.S. residents. Please advise where your officers and directors are located.

Because our Directors, who are our sole promoters…, page 12

11.   Please revise the subcaption to clarify your board's ability to cause you to engage in a business combination without seeking shareholder approval. Additionally, please expand this risk factor and the subcaption, as appropriate, to clarify that your directors will exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to themselves; (ii) employment decisions, including their own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Our Company

12.   Please tell us what you mean by your plans to facilitate "new market penetration." Revise here and in the MD&A to fully discuss the range of business development and market consulting services you intend to provide to manufacturers of household goods and food products. Please also discuss why your business targets specifically these types of companies.

13.   Please supplement your disclosure here to briefly explain how you characterize "small and medium businesses."

14.   Please revise your summary to better discuss the company's <u>current</u> operations. Refer to Item 503(a) of Regulation S-K. As an example only, we note your disclosure in this section that you have generated $10,700 in revenues from previously provided consulting services. Include in your expanded narrative a discussion of current clients, if any, accounting for this revenue.

Use of Proceeds, page 17

15.   We note your disclosure in the prospectus summary that you plan to discharge certain current liabilities with the offering proceeds. Please revise here to more specifically discuss any debts you plan to extinguish. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

General

16.   Please revise here and in the business section under the Plan of Operations subheading to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including <u>detailed</u> milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for

satisfying your capital needs, in light of your working capital deficiency. We may have further comments.

Limited Operating History; Need for Additional Capital, page 22

17.   Please fully describe the going concern opinion and how it impacts your prospective business operations.

Our Business

Description of Business, page 29

18.   We note your reference in this section to your "current" services. Please revise this section to distinguish those services that you have provided, if any, from those that have not yet been provided so that investors can fully appreciate the scope of your current business.

Directors, Executive Officers, Promoters and Control Persons, page 31

19.   Please revise the disclosures for your named executives to include their principal occupation and employment for the past five years, providing the month, year and title. Please include a discussion of your executives' prior experience in providing consulting services in South America. Please state examples of the types of services provided and specifically identify the markets in which he has provided such services.

20.   Please also briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Part II. Information Not Required in Prospectus

Exhibits and Financial Statement Schedules

Exhibit 4 – Subscription Agreement

21.   We note in clause 2 that you are requesting that purchasers represent that they are non-residents of the United States. Please explain why you are registering shares in the United States in light of this representation.

Exhibit 5 – Legal Opinion

22.   Refer to your disclosure paragraph two of the draft opinion. We note that you have relied upon "advice from various state authorities and public officials." The nature of counsel's reliance on such advisement is currently unclear. As such, please revise to clarify. We may have further comment.

Michael Krichevcev
Frontera Group Inc.
September 29, 2014
Page 5

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3585 with any other questions.

       Sincerely,

       /s/ Stacie D. Gorman

       Stacie Gorman
       Senior Counsel